                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                    STRUCTURAL DYNAMICS RESEARCH CORPORATION
                         -------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                         -------------------------------
                         (Title of Class of Securities)

                                    863555108
                              ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 1, 1995
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                  SCHEDULE 13D

CUSIP NO. 863555108
                                                              PAGE 2 OF 11 PAGES

1        Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person

                 George Soros (in his capacity as the sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                        a.  / /
                                        b.  / /

3        SEC Use Only

4        Source of Funds*

                 AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                 United States
                          7       Sole Voting Power
 Number of                                 757,700
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  757,700
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        1,712,700

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                        / /

13       Percent of Class Represented By Amount in Row (11)

                                  5.65%

14       Type of Reporting Person*

                 IA

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 3 OF 11 PAGES


ITEM 1.          SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of common stock, no par value (the "Shares"), of Structural Dynamics Research Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2000 Eastman Drive, Milford, Ohio 45150. This statement on Schedule 13D is being filed by the Reporting Person (as defined below) to report a recent transaction in the Shares as a result of which the Reporting Person may be deemed the beneficial owner of in excess of 5% of the outstanding Shares.

ITEM 2.          IDENTITY AND BACKGROUND.

         This statement is being filed on behalf of Mr. George Soros (the "Reporting Person") in his capacity as the sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM"). This statement on Schedule 13D relates to Shares held for each of the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), which has granted investment discretion to SFM pursuant to an investment advisory contract, and Quasar International Partners C.V., a Netherlands Antilles limited partnership ("Quasar"), which has granted investment discretion to SFM pursuant to an investment advisory contract, certain authority which has been delegated by SFM with respect to a portion of Quasar's portfolio to a portfolio manager pursuant to an investment advisory contract between Quasar and White Rock Capital, L.P., a Texas limited partnership ("White Rock").

         SFM is a sole proprietorship of which the Reporting Person is the sole proprietor. SFM has its principal office at 888 Seventh Avenue, 33rd Floor, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager to several foreign investment companies, including Quantum Partners and Quasar. SFM's contracts with its clients generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent that SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisors who manage separate portfolios on behalf of the client; and for allocating and reallocating the client's assets among them and itself.

         Pursuant to regulations promulgated under Section 13(d) of the Act, the Reporting Person (as the sole proprietor and the person ultimately in control of SFM) may be deemed a beneficial owner of securities, including the Shares, held for the account of Quantum Partners and the account of Quasar as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities. Although SFM has delegated to White Rock investment discretion with respect to a portion of Quasar's portfolio, the Reporting Person may be deemed a beneficial owner of securities, including the Shares, held in such portfolio as a result of SFM's ability to terminate its contractual relationship with White Rock within 60 days.

         The principal occupation of the Reporting Person, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto and incorporated by reference in response to this Item 2.

                                                              PAGE 4 OF 11 PAGES


         White Rock is an investment adviser whose business address is 3131 Turtle Creek Blvd., Suite 800, Dallas, Texas 75219.

         During the past five years, none of the Reporting Person, Quantum Partners, Quasar and any other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Quantum Partners expended $15,509,575.09 of its working capital to purchase the Shares which are reported in Item 5(c) as having been purchased for its account during the past 60 days. Quasar expended $6,931,095.40 of its working capital to purchase the Shares reported in Item 5(c) as having been purchased for its account during the past 60 days.

         The Shares held by Quantum Partners may be held through margin accounts maintained with Arnhold and S. Bleichroeder, Inc. or other brokers, and the Shares held by Quasar may be held through margin accounts maintained with other brokers. The brokers which extend margin credit to Quantum Partners, and/or Quasar do so as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

ITEM 4.          PURPOSE OF TRANSACTION.

         Quantum Partners and Quasar acquired all of the Shares reported herein as being beneficially owned by them for investment purposes. None of the Quantum Partners, Quasar, and, to the best of their knowledge, any of the other individuals identified in response to Item 2, has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of its general investment and trading policies, market conditions or other factors.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 1,712,700 (approximately 5.65% of the total number of Shares outstanding).

         Stanley Druckenmiller, a Managing Director of SFM, also serves as President and Chairman of the Board of Directors of Priority Investment Management Inc. ("Priority"), a registered investment adviser. Accounts of investment advisory clients over which Priority exercises investment discretion hold 189,400 Shares (approximately .63% of the total number of Shares outstanding). By reason of his position with Priority, Mr. Druckenmiller may be deemed to be the beneficial owner, for purposes of Rule 13d-3 under the Act, of all such Shares held by clients of Priority. The Reporting Person expressly disclaims beneficial ownership of any Shares not held directly by Quantum Partners or Quasar.

                                                              PAGE 5 OF 11 PAGES


         (b) Pursuant to the terms of the contract between Quantum Partners and SFM, the Reporting Person may be deemed to have sole power to direct the voting and disposition of securities held for the account of Quantum Partners, including the 757,700 Shares held for the account of Quantum Partners.

         White Rock holds the power to direct the disposition and voting of the 955,000 Shares held by Quasar. SFM has the contractual authority on behalf of Quasar to terminate the investment advisory contract with White Rock relating to Quasar and, as a result, may be deemed to have the ability to acquire the voting and dispositive power held by White Rock with respect to the 955,000 Shares.

         (c) Except for the transactions listed in Annex B hereto, there have been no transactions with respect to the Shares during the past 60 days by either Quantum Partners or Quasar.

         (d) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities held by Quantum Partners in accordance with their ownership interests in Quantum Partners. The partners of Quasar have the right to participate in the receipt of dividends from, or proceeds for the sale of, securities held by Quasar in accordance with their ownership interests in Quasar.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS IN RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney dated October 27, 1994 granted by Mr. George Soros in favor of Mr. Sean C. Warren.

                                                              PAGE 6 OF 11 PAGES


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 11, 1995                    GEORGE SOROS

                                        By: /s/ Sean C. Warren
                                            ------------------------------------
                                            Sean C. Warren
                                            Attorney-in-Fact

                                                              PAGE 7 OF 11 PAGES


                                    ANNEX A


                 The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                              Scott K. H. Bessent
                              Walter Burlock
                              Stanley Druckenmiller
                              Arminio Fraga
                              Gary Gladstein
                              Robert K. Jermain
                              David N. Kowitz
                              Donald H. Krueger
                              Elizabeth Larson
                              Jay Misra
                              Gabriel S. Nechamkin
                              Steven Okin
                              Dale Precoda
                              Lief D. Rosenblatt
                              Mark D. Sonnino
                              Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been
(i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                              PAGE 8 OF 11 PAGES



                                    ANNEX B

                   RECENT TRANSACTIONS IN THE COMMON STOCK OF

                    STRUCTURAL DYNAMICS RESEARCH CORPORATION


FOR THE ACCOUNT OF   DATE OF PURCHASE    NATURE OF       NUMBER        PRICE
------------------   ----------------    TRANSACTION     OF SHARES     PER SHARE
                                         -----------     ---------     ---------
Quantum Partners             11/13/95        Purchase       68,000       20.051
                             11/13/95        Purchase       14,800       19.904
                             11/14/95        Purchase        4,000       19.437
                             11/14/95        Purchase       17,600       19.486
                             11/15/95        Purchase       25,700       19.803
                             11/15/95        Purchase       12,000       19.875
                             11/16/95        Purchase       27,400       19.944
                             11/17/95        Purchase       12,000       19.541
                             11/17/95        Purchase       31,800       19.838
                             11/20/95        Purchase       41,800       19.640
                             11/21/95        Purchase        6,000       19.000
                             11/21/95        Purchase       10,000       19.173
                             11/22/95        Purchase        4,000       19.125
                             11/22/95        Purchase        4,000       19.375
                             11/22/95        Purchase       20,000       19.561
                             11/24/95        Purchase        8,000       19.875
                             11/24/95        Purchase       20,800       20.085
                             11/27/95        Purchase       81,300       20.971
                             11/28/95        Purchase       45,100       21.079
                             11/29/95        Purchase        8,000       20.625
                             11/29/95        Purchase       42,400       20.747
                             11/30/95        Purchase       32,900       20.412
                             12/01/95        Purchase       41,400       21.112
                             12/04/95        Purchase       21,500       21.372
                             12/05/95        Purchase       34,400       21.025
                             12/06/95        Purchase       40,000       20.448
                             12/07/95        Purchase       16,000       20.210
                             12/08/95        Purchase       40,000       21.725
                             12/08/95        Purchase       26,800       21.782

Quasar                       10/06/95        Purchase       50,000       17.625
                             10/10/95        Sale            5,000       16.125
                             10/10/95        Purchase       25,000       17.425
                             10/11/95        Purchase       10,000       17.625
                             10/11/95        Purchase       30,000       17.875
                             10/12/95        Purchase       35,000       18.776
                             10/13/95        Purchase       30,000       19.000

                                                              PAGE 9 OF 11 PAGES

FOR THE ACCOUNT OF   DATE OF PURCHASE    NATURE OF       NUMBER        PRICE
------------------   ----------------    TRANSACTION     OF SHARES     PER SHARE
                                         -----------     ---------     ---------
Quasar (cont.)               10/16/95       Purchase        25,000       18.975
                             10/17/95       Purchase        15,000       19.437
                             10/17/95       Purchase        30,000       19.479
                             10/18/95       Purchase        32,000       20.718
                             11/03/95       Purchase        25,000       20.050
                             11/08/95       Purchase        30,000       19.208
                             11/09/95       Purchase        30,000       19.458

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                                                             PAGE 10 OF 11 PAGES



                               INDEX OF EXHIBITS

EXHIBIT                                                                                                   PAGE
-------                                                                                                   ----
    A         Power of Attorney dated October 27, 1994 granted by
              Mr. George Soros in favor of Mr. Sean Warren.                                                11